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                      ACCELERATED DEATH BENEFIT PLUS RIDER

                      An Additional Benefit of this Policy
                                    Issued By

                                 Columbus Life
                               Insurance Company
                                   [GRAPHIC]
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Accelerated
Death Benefit

You may elect to receive an advance on the Death Benefit under the policy upon the occurrence of any of the following qualifying events: (1) when the Insured has been diagnosed as having a Critical Illness; (2) when the Insured has been Permanently Confined to a Nursing Home; or (3) when the Insured has been diagnosed as having a Terminal Illness. You may make no more than one election for each type of qualifying event.

Tax Consequences

It is possible that part, or all, of an advance may be considered taxable by the Internal Revenue Service. You should consult Your attorney, accountant or other tax adviser before requesting an advance under this rider.

Amount of Advance

The maximum advance amount will be equal to:

     1. for Critical Illness, the lesser of (i) $25,000 or (ii) 10% of the base amount;

     2. for Permanent Confinement, the lesser of (i) $250,000 or (ii) 40% of the base amount; or

     3. for Terminal Illness, the lesser of (i) $250,000 or (ii) 60% of the base amount,

less the current amount of any special loans.

The base amount will be the difference between (a) and (b) on the date of the first advance payment for that qualifying event, where:

     "(a)" is equal to the total Death Benefit under the policy, as defined in the policy, but calculated as of the date of such first advance payment; and

     "(b)" is that amount equal to the total policy loan amount You could borrow under the policy pursuant to the Loan Provisions section of the policy, less the current Indebtedness.

The minimum amount of any advance is $5,000.

The Death Benefit used in this calculation must be incontestable. Any portion of the Death Benefit that is contestable will be excluded in the calculation of the base amount.

If more than one qualifying event occurs simultaneously, We will use the qualifying event with the highest maximum advance amount to determine the available advance amount, unless You elect otherwise. Maximum advance amounts will not be additive regardless of the number of qualifying events that apply.


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Payment of
Advance
Amount

The minimum amount of any advance payment is $5,000. You may request more than one advance payment subject to the minimum payment amount and maximum available advance amount. Advance payments may be made as frequently as monthly but all advance payments must be made within 12 months of the first advance payment for Critical Illness or Terminal Illness, or within 48 months of the first advance payment for Permanent Confinement. Advance payments will be paid in a lump sum to You or to any other payee You so designate. No advance payments will be made on or after the policy anniversary on which the Insured is age 100.

Conditions for
Making Advance

The payment of any advance under this rider is conditioned upon and subject to Our receipt of all of the following prior to the policy anniversary on which the Insured is age 100:

     1.   Your written request for the advance;

     2.   the written consent of any irrevocable Beneficiary and any assignee;

     3. Your written designation of Us as an assignee for a portion of the Death Benefit proceeds equal to the amount of such advance, including interest;

     4. medical evidence acceptable to Us from a licensed physician other than the Insured or a member of his/her immediate family that the Insured has suffered a qualifying event. Such medical evidence must specify that

          (a) the Insured has been diagnosed as having a Critical Illness or a Terminal Illness, or has been Permanently Confined to a Nursing Home; and

          (b) such Critical Illness or Terminal Illness was first diagnosed, or the first day of such Permanent Confinement occurred, while the Insured was covered by the policy; and

          (c) such Critical Illness, Terminal Illness, or Permanent Confinement meets the criteria set forth in the Definitions section of this rider.

We may require medical evidence of a Critical Illness to be certified by a specialist as set forth in the Definitions section of this rider. We may also require a second opinion and examination of the Insured at Our expense by a physician designated by Us.

We reserve the right to assess an administrative charge of not more than $150.00 per qualifying event to process a claim under this rider.

The accelerated death benefit under this rider will be made available to You on a voluntary basis only. Therefore:

     1. If You are required by law to elect this benefit to meet the claims of creditors, whether in bankruptcy or otherwise, You are not eligible for this benefit.

     2. If You are required by a government agency to elect this benefit in order to apply for, obtain, or keep a government benefit or entitlement, You are not eligible for this benefit.


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Terms of
Advance

Advances made under this rider will be in the form of a special loan secured by a first lien on the Death Benefit payable under the policy. Upon the death of the Insured, the Death Benefit will be reduced by the amount of this special loan, including interest. We will administer this loan separate and apart from any loan You make under the policy pursuant to the Loan Provisions section of the policy.

The loan interest rate will be 8% (7.4% in advance) per year. Interest is due and payable in advance to the next policy anniversary. If interest is not paid when due, it will be added to the amount of the loan.

The loan may be increased by Us if necessary to keep the policy in effect. If a premium remains unpaid at the end of the Grace Period, We will increase the loan by the amount of the premium and interest at 8% to the next policy anniversary even if such increase causes the loan to exceed the maximum advance available under this rider.

We may deny Your request to decrease the Specified Amount under the policy after the date of the first advance payment. Should Your policy terminate for any reason during the Insured's lifetime, the proceeds payable under the policy will be reduced by the amount of outstanding special loans.

Definitions

Qualifying Event Definitions

"Critical Illness" means Alzheimer's Disease, End-Stage Renal Failure, Heart Attack, Life Threatening Cancer, Major Organ Transplant, Permanent Paralysis, or Stroke.

"Nursing Home" means a facility that meets all of the following conditions:

     1.   it is in the United States or its territories;

     2. it maintains a license and operates under the laws of the state or territory where it is located;

     3. it provides nursing services 24 hours a day by or under the supervision of a registered nurse (R.N.) or a licensed practical nurse (L.P.N.); and

     4.   it maintains a daily medical record of each patient.

It does not mean any of the following:

     1.   a place that primarily treats drug addicts or alcoholics;

     2. a home for the mentally ill, a community living center or a place that primarily provides residential care or retirement care; or

     3. a place owned or operated by the Insured or a member of his/her immediate family.

"Permanent Confinement" and "Permanently Confined" mean admitted as a patient in a Nursing Home for a continuous period of at least 90 days with the expectation that the Insured will remain there for the rest of his/her life.

"Terminal Illness" means an illness that is expected to result in death within one year of the date the medical evidence is provided to Us.


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Medical Terminology Definitions

"Alzheimer's Disease" means a progressive degenerative disease of the brain. In order to meet the definition of Alzheimer's Disease, the diagnosis must be supported by medical evidence that the Insured exhibits the loss of intellectual capacity resulting in impairment of memory and judgment. This impairment results in a significant reduction in mental and social functioning, such that the Insured requires permanent daily personal supervision and is unable to perform independently three or more of the following activities of daily living: transferring (moving in or out of a bed or chair), dressing, bathing, feeding, toileting, and continence. No other dementing organic brain disorders or psychiatric illnesses shall meet the definition of Alzheimer's Disease. Medical evidence of Alzheimer's Disease must be certified by a board certified neurologist.

"End-Stage Renal Failure" means the chronic irreversible failure of both of the kidneys (end stage renal disease), which requires treatment with regular dialysis. Medical evidence of Renal Failure must be certified by a board certified nephrologist.

"Heart Attack" means the death of a portion of the heart muscle, resulting from the blockage of one or more coronary arteries. The diagnosis of Heart Attack must be based upon both:

     (a) new electrocardiographic changes consistent with and supporting a diagnosis of Heart Attack; and

     (b)  a concurrent diagnostic elevation of cardiac enzymes.

"Life Threatening Cancer" means a malignant neoplasm (including hematologic malignancy), which is characterized by the uncontrollable growth and spread of malignant cells and the invasion of tissue, and which is not specifically hereafter excluded. The following types of cancer are not considered Life Threatening Cancer: early prostate cancer diagnosed as T1N0M0 or equivalent staging; first carcinoma in situ; pre-malignant lesions (such as intraepithelial neoplasta), benign tumors or polyps; any skin cancer other than invasive malignant melanoma in the dermis or deeper, or skin malignancies that have become Life Threatening Cancers. Life Threatening Cancer must be diagnosed pursuant to a pathological or clinical diagnosis.

"First carcinoma in situ" means the first diagnosis of cancer wherein the tumor cells still lie within the tissue of the site of origin without having invaded neighboring tissue. This does not include skin cancer.

"Major Organ Transplant" means clinical evidence of major organ(s) failure which requires the malfunctioning organ(s) or tissue of the Insured to be replaced with the organ(s) or tissue from a suitable donor under generally accepted medical procedures. Those organs or tissues covered by this definition are limited to: liver, kidney, lung, entire heart, small intestine, pancreas, pancreas-kidney or bone marrow. Medical evidence of a Major Organ Transplant must specify that the Insured is registered by the United Network of Organ Sharing (UNOS).

"Permanent Paralysis" means the complete and permanent loss of the use of two or more limbs through neurological injury confirmed to have been present for a continuous period of at least 180 days. Medical evidence of Permanent Paralysis must be certified by a board certified neurologist. A "limb" means an arm or leg of the Insured.


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"Stroke" means a cerebrovascular accident or infarction (death) of brain tissue caused by hemorrhage, embolism, or thrombosis producing measurable neurological deficit persisting for at least 30 days following the occurrence of the Stroke. Stroke does not include Transient Ischemic Attack (TIA) or other cerebral vascular events.

Other
Provisions

Unless otherwise provided in Your written request for an advance, the payee may not commute, anticipate, assign, alienate or otherwise encumber any payment under this rider.

This rider is attached to and made a part of the policy. The terms and definitions of the basic policy apply to this rider except to the extent they are in conflict with its terms. There is no additional premium charge for this rider.


       /s/ Donald J. Wuebbling                   /s/ Lawrence L. Grypp
              Secretary                                 President



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